Cencosud S.A.

Av. Kennedy 9001, Piso 6

Las Condes, Santiago, Chile

June 18, 2012

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom
Ms. Lisa Kohl

Re:	Request for Acceleration of Effectiveness Cencosud S.A.
Registration Statement on Form F-1 (No. 333-181711) (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Cencosud S.A. (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement filed under the Securities Act be accelerated to 4:00 pm, Eastern Daylight Time, on June 21, 2012, or as soon thereafter as practicable.

We acknowledge the following:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Marcelo A. Mottesi of Milbank, Tweed, Hadley & McCloy LLP at (212) 530-5602, and that such effectiveness be confirmed in writing and delivered to the same by fax at (212) 822-5602.

Very truly yours,

Cencosud S.A.

By:	/s/ Dario Amenabar
Name: Dario Amenabar
Title: Regional Finance Manager